UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2020

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On November 15, 2020, the Board of Directors (the “Board”) of Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), appointed Dr. Brian Schwartz, M.D. to serve as a Director for a term expiring at the Company’s 2021 Annual Meeting of Shareholders.

Dr. Schwartz will participate in the standard non-employee director compensation arrangements described in the Company’s 2020 Proxy Statement furnished as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on May 19, 2020.

There are no arrangements or understandings between Dr. Schwartz, on the one hand, and any other person, on the other hand, pursuant to which he was appointed to the Board. Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transactions, and there are no proposed transactions, or series of similar transactions, in which Dr. Schwartz was or is to be a participant and in which any related person had a direct or indirect material interest in which the amount involved exceeds or exceeded $120,000

In connection with his appointment to the Board, Dr. Schwarz will receive ten-year options to purchase an aggregate of 40,500 of the Company’s ordinary shares, at a price of $9.02 per share, vesting ratably over a period of four years, commencing on the first anniversary of the date of grant.

On November 17, 2020, the Company issued a press release announcing Dr. Schwartz’s appointment to the Board. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Exhibit No.

99.1	Press Release issued by Enlivex Therapeutics Ltd. on November 17, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: November 17, 2020

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